                            Brazos International Exploration, Inc.

                            1660 NW Pompano Beach Florida 33069

December 14, 2010

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington D.C. 20549

Re: Brazos International Exploration, Inc.

Attention Suying Li

We are writing in response to your comments dated November 30, 2010

Form 10-K/A for Fiscal Year Ended March 31, 2010

Item 9A (T): Controls & Procedures

1. Management's Report on Internal Control over Financial Reporting

It does not appear that your management has performed its assessment of internal control over financial reporting as of March 31, 2010. Since you were required to file an annual report for or the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting pursuant to Item )308T of Regulation S-K. Also refer to the guidance at Release 33-8934.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management report on internal control over financial reporting.

We have provided this in our amended 10K/A filed December 14, 2010

Exhibits 31 and 32

2. It does not appear that the appropriate individuals signed the certifications required by Exchange Act Rule 13a-14(a) or 15(1-14(a.) and Exchange Act Rule 13a-,4(b) or 15d-14(b), Please note that these certifications must be signed by your principal executive officer and principal financial officer as of the filing date. Please revise. Refer to Item

601(B)(31) and Item 601 (B)(32) of Regulation S-K.

This comment also applies to the certifications filed with your Form 10-Q for the quarterly period ended September 30, 2010.

We have provided all certifications with respect our Amended 10-K and our Amended 10 -Q and are signed by the appropriate officers of the company.

Form 10-Q For Fiscal Quarter Ended September 30, 2010

Item 4T:  Controls and Procedures

Evaluation of Disclosure Controls and Procedures

3. It appears you have provided management's conclusion regarding the effectiveness of your disclosure controls and procedures as of September 30, 2008. Please revise to provide management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by this report (i.e. September 30, 2010).

We have revised this section to reflect the proper date being September 30, 2010

Yours truly,

/s/ Samuel Weiss

Samuel Weiss

President , CEO